September 17, 2020

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc. Withdrawal of Registration Statement on Form S-3 File No. 333-236333 CIK No. 0001604191

Ladies and Gentlemen:

AzurRx BioPharma, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-3 (File No. 333-236333), initially filed with the Securities and Exchange Commission (“SEC”) on February 7, 2020, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement at this time because the Company opted to include the shares being offered as part of the Registration Statement in a separate registration statement on Form S-3 (File No. 333-240129), which was filed with the Commission on July 27, 2020. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our outside counsel, James O’Grady, Esq. at (646) 414-6849. Thank you for your assistance.

Very truly yours,

AzurRx BioPharma, Inc.

By:	/s/ James Sapirstein James Sapirstein President and Chief Executive Officer